KOBEYAKI NEWPORT, LLC

Unaudited Financial Statements For The Period of Inception Through September 20, 2017

September 29, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Kobeyaki Newport, LLC
Jersey City, NJ

We have reviewed the accompanying balance sheet of Kobeyaki Newport, LLC as of September 20, 2017 , and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 29, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KOBEYAKI NEWPORT, LLC
BALANCE SHEET
SEPTEMBER 20, 2017

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ASSETS

CURRENT ASSETS

Cash	$	32,516
TOTAL CURRENT ASSETS		32,516

NON-CURRENT ASSETS

Deposits	89,416
Furniture and Equipment	106,678
Leasehold Improvements	136,125
TOTAL NON-CURRENT ASSETS	332,219
TOTAL ASSETS	364,736

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	2,248
TOTAL CURRENT LIABILITIES	2,248

NON-CURRENT LIABILITIES

Related Party Note Payable	420,000
TOTAL NON-CURRENT LIABILITIES	420,000
TOTAL LIABILITIES	422,248

MEMBERS' EQUITY

Contributed Capital	-
Retained Earnings (Deficit)	(57,512)
TOTAL MEMBERS' EQUITY	(57,512)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 364,736

KOBEYAKI NEWPORT, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH SEPTEMBER 20, 2017

Operating Expense		
Pre-Opening Expenses	$	54,894
Organizational Costs		2,619
Net Income from Operations		(57,512)
Net Income	$	(57,512)


KOBEYAKI NEWPORT, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH SEPTEMBER 20, 2017


Net Income (Loss) For The Period	$ (57,512)
Cash Flows From Operating Activities	
Change in Accounts Payable	2,248
Net Cash Flows From Operating Activities	(55,264)
Cash Flows From Investing Activities	
Change in Deposits	(89,416)
Purchase of Furniture and Equipment	(106,678)
Change in Leasehold Improvements	(136,125)
Net Cash Flows From Investing Activities	(332,219)
Cash Flows From Financing Activities	
Change in Related Party Note Payable	420,000
Net Cash Flows From Financing Activities	420,000
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	32,516
Cash at End of Period	$ 32,516

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Kobeyaki Newport, LLC ("the Company") is a limited liability company organized under the laws of the State of New Jersey. The Company intends to develop and operate a restaurant location in Jersey City, New Jersey. The restaurant will be an independent part of a chain of locations that serve healthy, creative Japanese cuisine under the "Kobeyaki" brand name. As of the date of the financial statements, the Company had not commenced principal operations.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets & Depreciation

The Company capitalizes fixed assets with a useful life of one year or more, and an original value of at least $500, and all leasehold improvement expenses that would not otherwise be properly classified as related to maintenance and repair. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful, or legal life.

As of September 20, 2017, the Company had not commenced principal operations. Thus, no depreciation expense has been recognized for the period.

Leases

In March of 2017, the Company executed an operating lease ("the lease") on a commercial property that it intends to develop into a restaurant. The lease calls for a term of 124 months from commencement, and requires monthly payments based on a square footage rate that will increase annually. Future minimum payments due under the lease are as follows:

Lease Year 1	$133,068
Lease Year 2	$137,060
Lease Year 3	$141,176
Lease Year 4	$145,407
Lease Year 5	$149,769
Lease Year 6	$154,262
Lease Year 7	$158,890
Lease Year 8	$163,657
Lease Year 9	$168,567
Lease Year 10	$173,624
Lease Year 11	$178,832

The lease requires a security deposit of $89,416, which the Company believes to be refundable and has recognized as an asset. Pre-Opening Expenses for the period included $1,871 in lease related expenses paid to the Company's landlord.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of New Jersey. The Company has elected partnership treatment for the annual period to ending on December 31, 2017. Thus, all items of income and expense will be reported by the Company's members on their individual tax returns.

Limitation of Member Liability

The Company is a limited liability company under the laws of the State of New Jersey. As such, member liability for the financial obligations of the Company is generally limited to their contributions of capital in the Company.

NOTE C- RELATED PARTY TRANSACTIONS

During 2017, the Company borrowed money from Kobeyaki Holdings, LLC, a related party and the owner of the Kobeyaki restaurant concept, for the purpose of funding development operations. Funds advanced by Kobeyaki Holdings, LLC are not secured by a note, are non-interest bearing, and have no fixed repayment term.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 29, 2017, the date that the financial statements were available to be issued.